December 23, 2008

U. S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Bellmore Corporation Form S-1 Filed December 11, 2008 File No. 333-156062

Dear Mr. Reynolds:

We represent Bellmore Corporation (the “Company” or “Bellmore”).  We are in receipt of your letter dated December 18, 2008.  The following are our responses.

Form S-1, filed December 11, 2008

1.	Please update your financial statements. Refer to Regulation S-X, Article 8.

Answer:  The updated financials have been included in the Company’s amended filing.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
Gregg E. Jaclin